SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For October 11, 2016
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000/1683-1

NOTICE TO THE MARKET

Companhia de Saneamento Básico do Estado de São Paulo – SABESP, a mixed capital company registered with the Brazilian Securities and Exchange Commission (“CVM”), headquartered at Rua Costa Carvalho, n.º 300, CEP 05429-900, in the city and state of São Paulo (“Company”), herein represented by its Chief Executive Officer, Mr. Jerson Kelman, hereby informs the CVM and the market in general that:

1-    The Company’s Board of Directors’ Meeting held on September 30, 2016 (“BoD Meeting of 9/30/2016”) accepted the resignation of Mr. Francisco Vidal Luna, member of the Company’s Board of Directors and Audit Committee, solely from the position of member of the Audit Committee; and

2-    Mr. Luis Eduardo Alves de Assis, member of the Company’s Board of Directors, was elected by the BoD Meeting of 9/30/2016 to replace Mr. Francisco Vidal Luna, taking office on the same date.

Mr. Luis Eduardo Assis has renowned experience in corporate accounting pursuant to corroborating documentation attached hereto, which will be filed at the Company’s headquarters.

São Paulo, October 11, 2016.

 Jerson Kelman

Chief Executive Officer

Acting as Chief Financial Officer and Investor Relations Officer

1

CV

Luis Eduardo Assis

Mr. Assis has been an independent member of our Board of Directors since April 2014. He holds a degree in Economics from the University of São Paulo (Universidade de São Paulo - USP), a Master's degree from the State University of Campinas (Universidade Estadual de Campinas – UNICAMP) and an MBA from Scuola Superiore Enrico Mattei in Milan, Italy.  He was director of Monetary Policy of the Brazil’s Central Bank and a professor in the Department of Economics at the Pontifical University of São Paulo (Pontifícia Universidade Católica de São Paulo - PUC-SP) and at the Getulio Vargas Foundation (Fundação Getulio Vargas - FGV-SP).  He has developed his long career in the financial market, having held the positions of Chief Economist and Investment Director at Citibank, Chief Executive Officer at HSBC Investment Bank Brasil, Chief Operating Officer at HSBC Bank Brasil, Senior Strategic Planning Executive at the HSBC Group in London and Local Director for Latin America at HSBC.  Currently, he serves as the President of Fator Seguradora and writes an opinion column for the newspaper O Estado de São Paulo. Over the last five years, he has not received criminal convictions or convictions in CVM administrative proceedings, even if not final and unappealable, and has not received any final and unappealable rulings at the administrative or judicial level that have suspended or disqualified him from practicing any professional or commercial activity.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: October 11, 2016

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.